Exhibit 99.2
Navios Maritime Partners L.P.
Reports Financial Results for the Second Quarter and Six Months of 2008
and
Announces Increased Unit Distributions of $0.385 for the Third Quarter and $0.40 for the Fourth Quarter of 2008
o	Revenue of $17.9 million and $32.3 million and for the three month and six month periods ended June 30, 2008

o	Operating Surplus of $5.9 million and $13.1 million for the three month and six month periods ended June 30, 2008

o	Distribution of $0.35 per unit for the three month period ended June 30, 2008
PIRAEUS, GREECE, July 29, 2008 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: “NMM”), an owner and operator of Capesize and Panamax vessels, reported its financial results for the second quarter of 2008.
Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “The strong results of the second quarter of 2008 were in line with our expectations, and we have announced a quarterly cash distribution of $0.35 per unit for the second quarter of 2008. Our fleet expansion and the strength of the long-term charter-out market have allowed us to recommend an increase of more than 14% in distributions for the balance of 2008 — from $0.35 per unit for the second quarter to $0.40 per unit for the fourth quarter of 2008. We are very pleased to have achieved these results in less than eight months since we went public in November 2007.”
Ms. Frangou continued “Our relationship with Navios Maritime Holdings Inc. provides access to further potential vessel drop-downs and operating expense visibility. With only moderate leverage and strong cash flow from long-term fleet employment, we should be able to take full advantage of the continuing positive fundamentals of the dry bulk industry. We believe that Navios Partners is positioned to continue growing its fleet and distributions.”
Cash Distributions
As announced earlier today, the Board of Directors of Navios Partners declared a cash distribution for the second quarter of 2008 of $0.35 per unit. This distribution is payable on August 14, 2008 to holders of record as of August 8, 2008 (excluding common units issued to Navios Maritime Holdings Inc. (“Navios Holdings”) in connection with the sale of Navios Aurora I in July 2008).
Navios Partners’ management has also recommended that the Board of Directors increase the cash distributions for the balance of 2008 as follows: $0.385 per unit for the quarter ended September 30, 2008 and $0.400 per unit for the quarter ended December 31, 2008. The record and payment dates for the quarters ended September 30, 2008 and December 31, 2008 will be subsequently determined.
Recent Developments
On July 1, 2008, Navios Partners acquired from Navios Holdings the Navios Aurora I, a 75,397 dwt Panamax vessel built in 2005, for $80.0 million, consisting of $35.0 million cash and 3,131,415 common units. The number of the common units issued was calculated using the $14.3705 volume weighted average trading price for the 10 business days immediately before the closing date. Navios Partners financed the cash portion of the purchase price with a $35.0 million drawdown under a new tranche to its existing credit facility. The new tranche has an interest rate of LIBOR plus 80 bps, adjustable based on loan to value ratio. No principal payments would be required to be made until the first quarter of 2012. On July 1, 2008, in connection with the acquisition and issuance of additional common units, the general partner of Navios Partners elected to contribute approximately $920,000 to Navios Partners to maintain its 2% general partner interest in Navios Partners.

On May 2, 2008, Navios Partners took ownership of the Navios Fantastiks, a 2005-built Capesize vessel of 180,265 dwt. Previously, the vessel was operating as part of the chartered-in fleet and the purchase option was exercised in October 2007. The vessel’s purchase price of approximately $34.2 million was financed by a drawdown of $35.0 million under the existing credit facility.
Secure Cash Flow
Navios Partners has entered into long-term time charters-out for all ten vessels with a remaining average term of 4.9 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 100.0% of available days for 2008, 2009 and 2010 for $75.5 million, $95.4 million and $104.2 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $24,746, $27,504 and $28,540 for 2008, 2009 and 2010, respectively. The average daily charter-in rate for the active long term charter-in vessels for 2008 is $13,513.
Operating Expense Visibility
Navios Partners has entered into a five-year management agreement expiring in November 2012, with a subsidiary of Navios Holdings. Rates for the first two years (ending November 16, 2009) are fixed at (i) $4,000 per day for each owned Panamax vessel and (ii) $5,000 for each owned Capesize vessel.
FINANCIAL HIGHLIGHTS
The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2008. We do not present comparative information for periods prior to the IPO because we believe that those periods are not necessarily comparable given the change in the nature and focus of the business. For example, it is the policy of Navios Partners’ not to trade FFAs, whereas certain prior periods contain such transactions. In addition, certain agreements such as the management agreement were first effective as of November 16, 2007.

	(unaudited)	(unaudited)
	Three Month Period	Six Month Period
	ended June 30, 2008	ended June 30, 2008
	($ ‘000)	($ ‘000)
Time charter and voyage revenue	$17,939	$32,259
Time charter and voyage expenses	(3,183)	(6,004)
Direct vessel expenses	(145)	(289)
Management fees	(2,119)	(3,939)
General and administrative expenses	(507)	(1,003)
Depreciation and amortization	(2,547)	(5,311)
Interest expense and finance cost, net	(2,339)	(4,812)
Interest income	43	91
Other income	24	23
Other expense	(11)	(14)

Net income	7,155	$11,001

EBITDA	$12,142	$21,322
Operating Surplus	$5,909	$13,065

Three month period ended June 30, 2008
For three month period ended June 30, 2008, Navios Partners’ time charter revenue amounted to $17.9 million whereas time charter expenses for the same period were $3.2 million. Other expenses, including management fees and general and administrative expenses, amounted to $2.6 million.
EBITDA for the three month period ended June 30, 2008 was $12.1 million (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
The increase in the reserve for estimated maintenance and replacement capital expenditures for the three month period ended June 30, 2008 was $2.3 million. Maintenance and replacement capital expenditures represent expenditures required to maintain, over the long term the operating capacity of Navios Partners’ capital assets.
Navios Partners generated an operating surplus for the period of $5.9 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
Depreciation and amortization expense for the period (including amortization of drydocking and special survey costs presented under direct vessel expenses) was $2.7 million and interest expense and finance cost related to $200.0 million of borrowings under Navios Partners’ facility agreement was $2.3 million.
Net income for three month period ended June 30, 2008 was $7.2 million.
Six month period ended June 30, 2008
For six month period ended June 30, 2008, Navios Partners’ time charter revenue amounted to $32.3 million whereas time charter expenses for the same period were $6.0 million. Other expenses including management fees and general and administrative expenses amounted to $4.9 million.
EBITDA for the six month period ended June 30, 2008 was $21.3 million (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
The increase in the reserve for estimated maintenance and replacement capital expenditures for the six month period ended June 30, 2008 was $4.4 million. Maintenance and replacement capital expenditures represent expenditures required to maintain, over the long term the operating capacity of Navios Partners’ capital assets.
Navios Partners generated an operating surplus for the period of $13.1 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
Depreciation and amortization expense for the period (including amortization of drydocking and special survey costs presented under direct vessel expenses) was $5.6 million and interest expense and finance cost related to $200.0 million of borrowings under Navios Partners’ facility agreement was $4.8 million.
Net income for six month period ended June 30, 2008 was $11.0 million.

Fleet Employment Profile
The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and six month periods ended June 30, 2008.

	Three Month Period ended	Six Month Period ended
	June 30, 2008	June 30, 2008
	(Unaudited)	(Unaudited)
Available Days (1)	728	1,363
Operating Days (2)	722	1,356
Fleet Utilization (3)	99.2%	99.6%
Time Charter Equivalent (per day)	$24,641	$23,674

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.
Conference Call Details:
As announced earlier today, Navios Partners’ management will host a conference call to discuss the results tomorrow, Wednesday, July 30, 2008, at 8:30 am EDT. Participants should dial into the call 10 minutes before the scheduled time using the following numbers:
US Toll Free Dial In: +1866 819 7111
UK Toll Free Dial In: +0800 953 0329
International Dial In: +44 (0) 1452 542 301
Please quote “NAVIOS MLP”.
In case of any problems with the above numbers, please dial:
US Toll Free Dial In: +1866 223 0615
UK Toll Free Dial In: +0800 694 1503
International Dial In: +44 (0) 1452 586 513
Please quote “NAVIOS MLP”.
A telephonic replay of the conference call will be available until August 6, 2008 by dialing the following numbers:
US Toll Free Dial In: +1866 247 4222
UK Toll Free Dial In: +0800 953 1533
International Dial In: +44 1452 550 000
Access Code: 33433537#

Slides and Audio Webcast:
There will also be a live, and then archived webcast of the conference call, through the Navios Partners’ website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
ABOUT NAVIOS MARITIME PARTNERS L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM) is an owner and operator of Capesize and Panamax vessels. For more information, please visit our website at www.navios-mlp.com
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail: naviospartners@capitallink.com

Exhibit 2 displays the “core fleet” employment profile of Navios Partners.

EXHIBIT 1
NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars)

	December 31,
	2007	June 30, 2008
		(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$10,095	$14,782
Restricted cash	797	646
Accounts receivable, net	381	736
Prepaid expenses and other current assets	39	96

Total current assets	11,312	16,260

Vessels, net	135,976	218,911
Other long term assets	—	46
Deferred financing costs, net	1,811	1,710
Deferred dry dock and special survey costs, net	1,171	882
Favorable lease terms	54,784	—

Total non-current assets	193,742	221,549

Total assets	$205,054	$237,809

LIABILITIES AND PARTNERS’ CAPITAL

Current liabilities
Accounts payable	$570	$1,031
Accrued expenses	1,431	1,308
Deferred voyage revenue	153	930
Amounts due to related parties	4,458	804

Total current liabilities	6,612	4,073

Long term debt	165,000	200,000
Unfavorable lease terms	6,656	5,657

Total non-current liabilities	171,656	205,657

Total liabilities	178,268	209,730

Commitments and contingencies	—	—

Partners’ Capital:

Common Unitholders (10,500,000 units issued and outstanding at December 31, 2007 and June 30, 2008)	194,265	196,490

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2007 and June 30, 2008)	(159,759)	(160,717)

General Partner (369,834 units issued and outstanding at December 31, 2007 and June 30, 2008)	(7,720)	(7,694)

Total partners’ capital	26,786	28,079

Total liabilities and partners’ capital	$205,054	$237,809

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars except unit and per unit amounts)

	Three Month Period Ended		Six Month Period Ended
	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenue	$11,641	$17,939	22,157	$32,259
Time charter and voyage expenses	(1,695)	(3,183)	(2,698)	(6,004)
Direct vessel expenses	(1,491)	(145)	(3,055)	(289)
Management fees	—	(2,119)	—	(3,939)
General and administrative expenses	(277)	(507)	(521)	(1,003)
Depreciation and amortization	(2,253)	(2,547)	(4,244)	(5,311)
Interest expense and finance cost, net	(1,216)	(2,339)	(2,497)	(4,812)
Interest income	—	43	—	91
Other income	—	24	27	23
Other expense	(18)	(11)	(46)	(14)

Income before income taxes	4,691	7,155	9,123	11,001
Deferred income tax	262	—	486	—

Net income	$4,953	$7,155	9,609	$11,001

Earnings per unit:

	Three Month Period Ended		Six Month Period Ended
	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$4,953	$7,155	$9,609	$11,001
Earnings per unit:
Common unit (basic and diluted)	—	$0.39	—	$0.74
Subordinated unit (basic and diluted)	$0.64	$0.39	$1.24	$0.40
General partner unit (basic and diluted)	$0.27	$0.39	$0.52	$0.60

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Six Month	Six Month
	period Ended	period Ended
	June 30, 2007	June 30, 2008
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	$9,609	$11,001

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,244	5,311
Amortization and write-off of deferred financing cost	74	101
Amortization of deferred dry dock costs	289	289
Deferred taxation	(486)	—

Changes in operating assets and liabilities:
Decrease in restricted cash	—	151
Increase in accounts receivable	(420)	(356)
Increase in prepaid expenses and other current assets	(689)	(57)
Increase in accounts payable	702	461
Increase/(decrease) in accrued expenses	1,172	(123)
Increase in deferred voyage revenue	815	777
Decrease in amounts due to related parties	(13,009)	(3,654)
Payments for dry dock and special survey costs	(857)	—

Net cash provided by operating activities	1,444	13,901

INVESTING ACTIVITIES:

Acquisition of vessels	—	(34,460)

Increase in long term assets	—	(46)

Net cash used in investing activities	—	(34,506)

FINANCING ACTIVITIES:
Cash distribution paid	—	(9,708)
Proceeds from long term loan	—	35,000
Repayment of long term debt and payment of principal	(764)	—
Debt issuance costs	(680)	—

Net cash provided by (used in) financing activities	(1,444)	25,292

Increase in cash and cash equivalents	—	4,687

Cash and cash equivalents, beginning of period	—	10,095

Cash and cash equivalents, end of period	$—	$14,782

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$1,656	$4,783
Non-cash investing and financing activities:
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contract (Navios Fantastiks in 2007)	$33,703	$—

EXHIBIT 2

				Original Charter	Original Charter
				Expiration Date/ New	Out Rate/ New
			Capacity	Charter Expiration	Charter Out Rate
Owned Vessels	Type	Built	(DWT)	Date	per day
Navios Gemini S	Panamax	1994	68,636	February 2009	$19,523
				February 2014	24,225
Navios Libra II	Panamax	1995	70,136	December 2010	23,513
Navios Felicity	Panamax	1997	73,867	April 2013	26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	21,937
Navios Alegria	Panamax	2004	76,466	December 2010	23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	32,279
				March 2014	36,290
Navios Aurora I (2)	Panamax	2005	75,397	August 2008	24,063
				August 2013	33,863

Owned Vessels to be delivered (1)

		Expected delivery
Navios TBN I	Capesize	June 2009	180,000	June 2014	47,400

Long term Chartered-in Vessels

Navios Prosperity	Panamax	2007	82,535	July 2012	24,000
Navios Aldebaran	Panamax	2008	76,500	March 2013	28,391

(1)	Navios Partners has the option to acquire the capital stock of the subsidiary that will own Capesize vessel TBN II.

(2)	Navios Aurora I was acquired from Navios Holdings on July 1, 2008.

EXHIBIT 3
Disclosure of Non-GAAP Financial Measures
1. EBITDA
EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Partners uses EBITDA because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and because EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses EBITDA: (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.
EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Partners’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.
2. Operating Surplus
Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by Navios Partners’ capital assets.
Operating surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
3. Available Cash
Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by the board of directors to:
–	provide for the proper conduct of our business (including reserve for maintenance and replacement capital expenditures);

–	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.
Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period	Six Month Period
	Ended June 30, 2008	Ended June 30, 2008

Net Cash from Operating Activities	$10,397	$13,901
Net increase in operating assets	(2,231)	262
Net decrease in operating liabilities	1,732	2,539
Net interest cost	2,296	4,721
Deferred finance charges	(52)	(101)

EBITDA	12,142	21,322
Cash interest income	43	91
Cash interest paid	(4,783)	(4,783)
Expansion capital expenditures	(34,155)	(34,155)
Borrowings to fund expansion capital expenditures	35,000	35,000
Maintenance and replacement capital expenditures	(2,338)	(4,410)

Operating surplus	5,909	13,065
Cash distribution paid		(6,472)
Recommended reserves accumulated as of January 1, 2008	18	18
Reserves accumulated during the first quarter of 2008 distributed in the second quarter of 2008	684	—
Recommended reserves held as of June 30, 2008	(117)	(117)

Available cash for distribution	$6,494	$6,494